IGTA MERGER SUB LIMITED

875 Washington Street

New York, NY 10014

Via Edgar

January 15, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	IGTA Merger Sub Ltd (the “Company” or “PubCo”)
Amendment No. 8 to Registration Statement on Form S-4
Filed November 29, 2024
File No. 333-276929

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated December 3, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-4. Contemporaneously, we are publicly filing the revised Registration Statement on Form S-4 via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 8 to Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus, page 1

1.	We note your disclosure here and elsewhere that “If Inception Growth does not consummate the Business Combination and fails to complete an initial business combination by December 13, 2024, Inception Growth will be required to dissolve and liquidate.” We also note that Inception Growth is seeking shareholder approval to extend the deadline to complete a merger to June 13, 2025. Please clarify if Inception Growth will still be required to dissolve and liquidate if it fails to complete an initial business combination by December 13, 2024.

Response: We respectfully advise the Staff that at the stockholders meeting held on December 6, 2024, Inception Growth’s stockholders have approved to extend the deadline for Inception Growth to complete a Business Combination by up to six times for an additional one month each time up to June 13, 2025. The disclosures on the cover page and pages viii, xv, 2, 12, 13, 15, 44, 46, 48, 49, 56, 74, 86, 114, 154, 155 and 163 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment.

Risk Factors

“A decline in projected revenue or the failure of actual financial results of AgileAlgo to meet the projected revenue results...”, page 53

2.	We note your disclosure indicating that AgileAlgo will likely not meet its original revenue projections for fiscal 2024. Given that you have since included financial information disclosing the actual revenue amounts for fiscal 2024, please update the relevant statements throughout the prospectus. Additionally, revise your risk factor disclosure to discuss that the actual revenue of $265,000 for fiscal 2024 is significantly below the projected revenue and how it affects the future financial conditions, results of operations and prospects of the Combined Company.

Response: The Company respectfully acknowledges the Staff’s comment and has updated the referenced disclosure regarding fiscal 2024. The Company also has revised its risk factors referenced in the Staff’s comment as well as its disclosure on management’s revenue and review of projections. Please see revised disclosure on pages 54, 55, 97 and 98 of the Amended Registration Statement.

Proposal No. 2: The Share Exchange Proposal

Projections Provided By AgileAlgo, page 90

3.	Please confirm whether the projections still reflect management’s views on AgileAlgo’s future performance. Discuss what consideration the Board gave to obtaining updated projections or disclosing the limitations of those projections. In this regard, we note that the actual revenues for AgileAlgo for the fiscal year ended September 30, 2024 is significantly below the projected revenue. Disclose whether any of the material factors or analyses have changed in the projections, particularly the projected restated revenues which assumed acceleration of certain deals from the FY2025 pipeline to close earlier in FY2024.

Response: The Company confirms that the projections referenced in 2024 still reflect management’s view on AgileAlgo’s future performance. Due to the pendency of the business combination for the interim year ending September 30, 2024, management’s view is that AgileAlgo’s future performance was delayed for such period, due to attention by management to completing the business combination, and due to a limitation of capital to deploy to sales force during this prior year which capital was redeployed to business combination expenses and/or not yet received due to the pendency of the closing of the business combination. Management also noted that AgileAlgo’s software platform the ADA virtual coder requires further development for automation capabilities. The management also noted the factors that AgileAlgo beginning in fiscal 2025 is ramping up hiring of SAP and sales consultants, ahead of such prospective automation. In addition, management noted the factors of founders of AgileAlgo supplying funds for the above two items in November 2024 (as disclosed in AgileAlgo’s MD&A). Lastly, management noted that the acceleration of certain deals from the FY 2025 pipeline to close earlier in FY 2024 did not occur and may occur in FY 2025, further suggesting those events may contribute to associated revenue during the upcoming fiscal year, although subject to specified risks disclosed in risk factors. As a result of the foregoing and application of projections to FY 2025, instead of FY2024, management determined there was not further a need to obtain updated projections at this time. Please see revised disclosure on pages 54, 55, 97 and 98 of the Amended Registration Statement, in the sections entitled “Proposal No. 2—AgileAlgo Management Revenue Update” and “—Review of Projections”, as well as disclosure beginning on page 119 regarding the ADA coding business.

Please also refer to the revised disclosures under “Risk Factors—AgileAlgo did not meet its original revenue projections for fiscal 2024, and if AgileAlgo is unable to accelerate is pipeline of prospective customer deals, or if AgileAlgo is unable to attract new customers or expand its existing customer relationships, AgileAlgo’s business, financial condition, and results of operations may be adversely affected”.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 170
4.	Please revise to remove the “Statement of operation for the Year ended September 30, 2023” column from the tables in pro forma note (3) and instead reflect the applicable adjustments in the September 30, 2024 column.

Response: The disclosure on 173 and 174 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

IGTA Merger Sub Limited Financial Statements, page F-49

5.	Please revise to include updated financial statements and related disclosures for the registrant, IGTA Merger Sub Limited. Refer to Rule 8-08 of Regulation S-X.

Response: The disclosure on pages F-49 to F-57 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Exhibits

6.	We note your response to prior comment 2. While the consent provided in Exhibit 23.2 references IGTA Merger Sub Limited, your auditors did not consent to the inclusion of their report dated November 13, 2024 for their audit of IGTA Merger Sub Limited’s financial statements. Rather, they have only consented to the inclusion of their report for Inception Growth Acquisition Limited. As previously requested, please revise to include the consent for IGTA Merger Sub Limited.

Response: We respectfully advise the Staff that the required consent from Adeptus Partners, LLC in respect of its report to its audit of IGTA Merger Sub Limited’s financial statements is being filed separately as Exhibit 23.3 to the Amended Registration Statement.

General

7.	We note that on November 18, 2024, Inception Growth filed a definitive proxy statement in order to obtain shareholders’ approval to extend the date by which it has to consummate a business combination by six times for an additional one month each time. Your current disclosure refers to an extension deadline to June 13, 2024. Please revise.

Response: We respectfully advise the Staff that at the stockholders meeting held on December 6, 2024, Inception Growth’s stockholders have approved to extend the deadline for Inception Growth to complete a Business Combination by up to six times for an additional one month each time up to June 13, 2025. The disclosures on the cover page and pages viii, xv, 2, 12, 13, 15, 44, 46, 48, 49, 56, 74, 86, 114, 154, 155 and 163 of the Amended Registration Statement have been revised accordingly in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence regarding the Company to Ted Paraskevas of Loeb & Loeb LLP at tparaskevas@loeb.com or +1 (917) 974-3190, on behalf of Inception Growth, and Nahal A. Nellis of Ellenoff Grossman & Schole LLP at nnellis@egsllp.com or +1 (917) 975-4338, on behalf of AgileAlgo, if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Cheuk Hang Chow
IGTA Merger Sub Ltd
Director

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